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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)


                                    KB HOME
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  48666K 10 9
                                 (CUSIP Number)


                             Kimberly N. King, Esq.
             Vice President, Corporate Legal Affairs and Secretary
                                     KB HOME
                              10990 Wilshire Blvd.
                              Los Angeles, CA 90024
                                  310-231-4000

                                     and

                                 John N. Smith
                             Senior Vice President
                                 Wachovia, N.A.
                             101 North Main Street
                            Winston Salem, NC 27150

            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


             (Date of event which requires filing of this statement)
                               February 24, 2003

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]


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1.       Name of Reporting Person:
         KB Home Grantor Stock Trust
         dated as of 8/27/99
         Wachovia Bank, N.A. Trustee
         S.S. or I.R.S. Identification Number of Above Person:  56-6550684
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2.       Check the Appropriate Box if a Member of a Group           (a) [ ]

         Not Applicable                                             (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds   SC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  7,645,715

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  7,645,715
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         7,645,715*
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.      Percent of Class Represented by Amount in Row:
         15.9% as of February 24, 2003
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14.      Type of Reporting Person:  EP
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*    Subject to disclaimer


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The filing of this statement on Schedule 13D by the KB HOME Grantor Stock Trust
(the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaims beneficial ownership of the securities covered by this Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The last sentence of Item 3 is amended and restated in its entirety to read as follows:

"Through February 20, 2003, the Trust had issued 1,402,405 shares of Common Stock previously purchased from the Issuer to satisfy awards or other stock contributions under the Issuer's employee benefit plans."

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety to read "15.9%" wherever "15.20%" previously appeared.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The first sentence of the first paragraph of Item 5 is amended to read in its entirety as follows:

         "The Trust holds 7,645,715 shares of Common Stock or 15.9% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power."

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Exhibits from prior filings of this 13D are incorporated by reference herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:              02/20/03         THE KB HOME GRANTOR STOCK TRUST
                                     WACHOVIA BANK, N.A., TRUSTEE

                                     /s/ Alan C. Frazier
                                     ------------------------------------
                                     NAME:  ALAN C. FRAZIER
                                     TITLE: VICE PRESIDENT & MANAGER OF
                                            EXECUTIVE SERVICES ADMINISTRATION